Exhibit 21.1
List of Subsidiaries of Marqeta, Inc.

Subsidiary Name	Jurisdiction of Incorporation

Marqeta Australia Pty Ltd	Australia
Marqeta do Brasil Processadora e Servicos LTDA	Brazil
Marqeta sp. z.o.o.	Poland
Marqeta Singapore Pte. Ltd.	Singapore
Marqeta UK Ltd	United Kingdom
Power Finance Inc.	U.S.A., Delaware
Marqeta Payments, LLC	U.S.A., Delaware
Marqeta Services, LLC	U.S.A., Delaware
1000163449 Ontario Inc.	Canada
TransactPay Holdings, Inc.	U.S.A., Delaware
Transact Payments Limited	Gibraltar
Transact Payments Services Group Limited	Gibraltar
Transact Payments Services Limited UK	United Kingdom
Transact Payments Malta (Holdings) Limited	Malta
Transact Payments Malta Limited	Malta